Exhibit 21

Subsidiaries of EESTech, Inc.

Name	Jurisdiction

EESTech Australia Pty Ltd.	Australia

EESTech Management Services (Pty) Ltd	South Africa

EESTech Inc Ltd.	New Zealand

EESTech Europe BV	Netherlands

EESTech Holding Europe BV	Netherlands

E’Prime Alloys LLC	Wyoming

Environmental Management Solutions LLC	Delaware